Filed by Golden State Bancorp, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company:  Golden State Bancorp, Inc.
                                                            Commission File No.
                                                                      000-29654

                          Citigroup/Cal Fed Transition
                               Employee Update #1
                               ------------------

As Carl said in his letter announcing our merger agreement with Citigroup, "Keeping you informed throughout the transition period is among our highest priorities." Here is the first in a series of updates for all employees of Cal Fed and its subsidiaries on the planned integration of Golden State Bancorp and Citigroup. We will post these updates on the InfoVault and e-mail them to all employees who have e-mail access through the company's e-mail system.

Since the announcement of Cal Fed being acquired by Citigroup the majority of questions we have received pertain to job status. While this is a natural concern, many decisions simply have not yet been made. We will communicate decisions and plans as quickly as possible once they are made. Please avoid speculation and rumors.

This is the last update that we'll also fax to all responsibility center managers. If you are unable to access future updates on the InfoVault or through e-mail or with copies your manager makes from his or her e-mail, please call Janis Tarter in corporate communications at (415) 904-1199, and leave your name and fax number. There is a mechanism on the InfoVault to ask questions concerning the transition. We will respond to questions as quickly as possible.

As we indicated earlier, specific answers to your questions will be addressed as decisions are made. Here are some answers to your most immediate questions:

WHAT HAPPENS NEXT?

Our business area leaders are beginning to meet with their counterparts at Citigroup to discuss the decisions involved in integrating the two companies. While many decisions have yet to be made, this communication provides details as we currently know them.

HAVE DECISIONS BEEN MADE REGARDING THE STATUS OF MAJOR BUSINESSES?

Yes. Citigroup executives have stated their intention to retain all our branch employees and a significant majority of the sales and revenue generating employees of our investment, commercial banking, commercial real estate, Auto One, and mortgage operations.

WHEN WILL I FIND OUT ABOUT MY JOB STATUS?

Cal Fed and Citigroup business area heads will be meeting over the next two weeks to develop comprehensive staffing plans. Citigroup executives have stated their intentions to complete the employment decision process by the end of June. All employees will be informed of their job status as soon as possible following these decisions.


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IF I AM NOT RETAINED BY CITIGROUP, WHEN WILL MY JOB END?

There will be no layoffs prior to the close of the transaction. While some employees will lose their jobs at close, a significant number of the employees who will not be retained by Citigroup will continue their employment through a transition period. For some, this will be a matter of months, for others it may continue through completion of systems conversion, or another period as determined by management.

FOR THOSE EMPLOYEES WHO WILL NOT BE RETAINED BY CITIGROUP, WHAT WILL BE
PROVIDED?

While the specifics will vary by individual circumstance, we can provide the following information: Cal Fed's severance plan, as outlined in the Employee Handbook, will be available to eligible employees who meet the Plan's qualifying criteria. Additionally:
o Employees who do not participate in an incentive plan, or the executive compensation plan, will be eligible to receive a discretionary bonus for full-year 2002. Management, consistent with past practice, will determine bonus amounts. The timing of such payments will be in accordance with job status; i.e. employees who are leaving at close will receive their payments at that time and employees who will remain with Citigroup in either a full-time or transition capacity will receive their bonuses in mid-December.
o All eligible employees will receive a profit-sharing contribution for 2002 either at year-end or at the time of termination.
o All eligible employees below the SVP level who are not retained by Citigroup will be considered for a transition bonus. A substantial pool of funds has been earmarked for employees who will be terminated at close, or at the end of their transition assignment. Information regarding these payments will be communicated to each eligible employee as soon as possible following job status decisions.

BETWEEN NOW AND THE MERGER CLOSE DATE, IS THERE A FREEZE ON HIRING, SALARY INCREASES OR PROMOTIONS?

Cal Fed will continue to operate on a business-as-usual basis, and if a position needs to be filled, and is part of the approved staffing plan, it will be. Salary actions included on the approved salary plan will continue and promotions will continue to be reviewed on a case-by-case basis.

WHAT SUPPORT WILL BE MADE AVAILABLE TO EMPLOYEES WHO WILL NOT REMAIN WITH CITIGROUP DURING THIS TIME OF TRANSITION?

The next several months will be a period of change for everyone. To assist in managing the change, while maintaining business-as-usual, human resources will be offering two workshops for all interested employees:


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      Change Management
            Provides understanding of change and the process we all go through in accepting change. Also provides practical tips and techniques to effectively manage change.

      Managing Your Transition
            Focuses on helping you assess your skills, interest and accomplishments to either present yourself internally or to develop a resume for job search. You will also receive strategies for networking and interviewing for results.

Additionally, Citigroup is committed to making job opportunities within other areas of Citigroup available to Cal Fed employees. They will hold job fairs at various Cal Fed locations within the next few months to discuss career opportunities with Citigroup.

IF AN EMPLOYEE RESIGNS EARLY, WILL HE OR SHE RECEIVE SEVERANCE PAY?

Employees who voluntarily terminate employment prior to the close, or those terminated for cause or for performance-related reasons, will not receive severance pay nor any of the benefits outlined above.

WHAT HAPPENS IF I AM OFFERED A JOB BY CITIGROUP AND DO NOT ACCEPT? AM I STILL ELIGIBLE FOR THE SEVERANCE PACKAGE?

If you do not accept an offer of a "comparable" position at Citigroup, you will not be eligible for the severance package. Please refer to the Employee Handbook, page 282 for the definition of a "comparable" position.

WHAT IS THE IMPACT ON SEVERANCE PAY IF, IN THE PAST, AN EMPLOYEE HAD ALREADY RECEIVED SEVERANCE PAY FROM CAL FED?

The period of time for which an employee has already received severance pay will not be counted as credited years of service since the employee has already received a severance benefit for the period in question, unless the employee repaid the company the severance pay amount upon rehire. Employees with specific questions about how a previous lay-off will affect their years of service should talk to their human resource consultant for more information.

CAN EMPLOYEES REQUEST TO HAVE THEIR SEVERANCE PAID OUT LIKE THEIR REGULAR SALARY, TWICE A MONTH, FOR THE DURATION OF THEIR SEVERANCE PERIOD?

No. Severance will be paid in a lump sum only.

WHAT HAPPENS TO MY 401(K) LOAN IF I AM NOT RETAINED?

If, at the time of your termination, you have an outstanding 401(k) loan you will have 90 days from your termination date to repay your loan. If you do not repay the loan within the 90 days of your termination date, your loan will be considered "in default" and your account balance will then be reduced by the amount of the outstanding loan. IRS form 1099/R reflecting taxable income will be issued for the amount of the outstanding balance. Refer to page 271 in the Employee Handbook for more detail.


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HOW ARE WE EXPECTED TO INTERACT WITH CITIGROUP EMPLOYEES PRIOR TO THE CLOSE?

Citigroup is our merger partner, and we want to be as helpful in this transition period as possible. However, remember, prior to the close we are still separate companies. Therefore, please do not share confidential and proprietary business information, including customer information, without approval from your manager.

WILL THE BRANCHES BE TAKING CITIBANK'S NAME?

A: Yes. Citigroup will be changing the name of the Cal Fed branches to Citibank.

WHAT IS THE TIMELINE FOR THE CLOSE OF THE TRANSACTION?

A: It is important to recognize that there is no final timeline yet for the approvals of and close of the transaction. Any discussions you may have heard concerning a July 31, 2002, close are not true. Currently, we expect the transaction is to close some time in late third quarter or in the fourth quarter.

WHO HAS TO APPROVE THE ACQUISITION BEFORE IT CLOSES?

A: Those who must approve the acquisition include:
o     Golden State Bancorp stockholders
o     The Federal Reserve Board
o     The Office of Thrift Supervision
o     The Federal Deposit Insurance Corporation
o     Various state regulators

HOW ARE WE HANDLING COMMUNICATIONS PRIOR TO THE CLOSE OF THE DEAL?

To ensure that communications regarding the merger are consistent and accurate, the terms of the agreement call for written approval from Citigroup on any merger-related written communications we do that will be distributed widely. In general, please consult with Cal Fed's corporate communications department before planning any merger-related communications.

Citigroup Inc. ("Citigroup") and Golden State Bancorp Inc. ("Golden State") have filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger (the "Merger") of Golden State and Mercury Merger Sub, Inc., a subsidiary of Citigroup, with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the SEC at the SEC's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718)
765-6514 (outside the U.S.). Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105; Telephone: (415) 904-0188.

Golden State and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Golden State stockholders to adopt the agreement providing for the Merger. The participants in this solicitation may include, under SEC rules, the directors and executive officers of Golden State, who may have interests in the transaction, including as a result of holding shares of Golden State common stock or options to acquire such shares. A detailed list of the names and interests of persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the SEC is set forth in the Annual Report on Form 10-K filed by Golden State with the SEC on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the SEC on April 12, 2002.